BASSETT VENTURES INC.

May 4, 2006

(No.2006-05-01)

Bassett Ventures Inc. Announces Private Placement

Vancouver, BC – May 4, 2006, – Bassett Ventures Inc.  (CNQ: BAVI.U and NASD OTC BB: BAVNF) (the “Company”) is pleased to announce a non-brokered private placement of up to 5,000,000 units (“Unit”) at a price of CDN$0.12 per unit for total gross proceeds of CDN$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of CDN$0.12 per share for twelve months from the date of issuance and CDN$0.15 per share thereafter, to a maximum of two years from the date of issuance. A commission of 7% may be payable on a portion of the private placement. The proceeds will be used for general working capital purposes.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director

The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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